Ur-Energy Completes In-House Economic Analysis on Lost Creek Project and
Commissions Independent Technical Report

Denver, Colorado (Marketwire – February 4, 2008) Ur-Energy Inc (TSX:URE) (“Ur-Energy” or “Corporation”) has completed an in-house economic analysis on its Lost Creek project. To conform to the standards under National Instrument 43-101, Ur-Energy has now commissioned an Independent Technical Report to be prepared by Lyntek Incorporated. Lyntek is a well-recognized provider of full range engineering and construction services to the natural resources and environmental remediation industries. It is expected that the Technical Report will be completed within 30 days.

W. William Boberg, President and Chief Executive Officer commented, “We are pleased that Lyntek has agreed to prepare this report for Ur-Energy. Lyntek has an experienced team who can review and verify the extensive information that our in–house team has assembled.” He further stated, “We are proud of our engineering team who has spent considerable time and effort in gathering the data for an economic analysis of our Lost Creek Project. We are looking forward to the completion of the Technical Report so we can disseminate the information.”

The Technical Report will involve an economic analysis of the technical, engineering, legal, operating, economic, social and environmental factors as well as the evaluation of other factors relevant to the Lost Creek Project. The completed Technical Report will supplement the previously filed geological report that establishes the NI 43-101 compliant resource estimate, dated June 15, 2006 authored by C. Stewart Wallis, P.Geo. Roscoe Postle Associates Inc and previously filed on SEDAR (Refer to filing date July 16, 2006).

The Qualified Person for the purposes of this press release, as defined by National Instrument 43-101, is W. William Boberg, President and CEO, Ur-Energy Inc.

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently in the process of completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the Corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered office in Ottawa, Canada and its corporate headquarters are located in Littleton, Colorado. The Corporation’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Numerous factors could cause actual events to differ materially from those in the forward-looking statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and the Company disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.